Filed Pursuant to Rule 424(b)(3)

Registration No. 333-170212

This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PLX TECHNOLOGY, INC.

7,399,980 SHARES

COMMON STOCK

This prospectus relates to up to 7,399,980 shares of our common stock, all of which may be offered and sold from time to time by certain stockholders of PLX Technology, Inc. See “Selling Stockholders.” These shares were issued to the selling stockholders in connection with our acquisition in October 2010 of all of the outstanding capital stock of Teranetics, Inc. (the “Acquisition”) in exchange for the issuance of 7,399,980 shares of our common stock and the issuance of two promissory notes and a cash payment. Our common stock issued to the selling stockholders in the Acquisition was issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof.

The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “PLXT.” On January 6, 2011, the last reported sales price of our common stock on the NASDAQ Global Market was $3.72 per share.

You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of our common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2011

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

FORWARD-LOOKING INFORMATION

The statements contained in prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements include, without limitation, the statements regarding:

•	our expectation that there will continue to be a significant fluctuation in our quarterly operating results,
•	our belief that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales,
•	our expectation that we will continue to invest in future research and development,
•	our belief that our growth prospects depend upon our ability to gain customer acceptance,
•	our expectation that we will continue to expend a significant amount of time and resources for product development and refinement,
•	our belief that we must maintain and cultivate relationships with electronic equipment manufacturers to obtain broad penetration in the markets for our products, and
•	our belief that our products have a competitive advantage due to the availability of development tools offered by third parties.

All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results could differ materially from those included in such forward-looking statements. These cautionary statements should be considered in the context of the risks described under the heading “Risk Factors” beginning on page 4 of this prospectus, or in the documents incorporated by reference in this prospectus. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

RISK FACTORS

An investment in the common stock offered by this prospectus involves a number of risks. Before making an investment decision, you should carefully read the entire prospectus, including this section and the documents incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.  References in this Risk Factor section to “PLX”, “Company” or “We” refer to PLX Technology, Inc.

Global Economic Conditions May Continue to Have an Adverse Effect on Our Businesses and Results of Operations

In late 2008 and 2009, the severe tightening of the credit markets, turmoil in the financial markets, and weakening global economy contributed to slowdowns in the industries in which we operate.  Economic uncertainty exacerbated negative trends in spending and caused certain customers to push out, cancel, or refrain from placing orders, which reduced revenue. We have seen market conditions improve in the second half of 2009 and 2010; however, we are seeing the rate of growth has slowed as inventory levels have balanced themselves out. Difficulties in obtaining capital and uncertain market conditions may lead to the inability of some customers to obtain affordable financing, resulting in lower sales. Customers with liquidity issues may lead to additional bad debt expense. These conditions may also similarly affect key suppliers, which could affect their ability to deliver parts and result in delays in the availability of product.  Further, these conditions and uncertainty about future economic conditions make it challenging for us to forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. In addition, we maintain an investment portfolio that is subject to general credit, liquidity, market and interest rate risks that may be exacerbated by deteriorating financial market conditions and, as a result, the value and liquidity of the investment portfolio could be negatively impacted and lead to impairment.  If the current improving economic conditions are not sustained or begin to deteriorate again, or if we are not able to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

Our Operating Results May Fluctuate Significantly Due To Factors Which Are Not Within Our Control

Our quarterly operating results have fluctuated significantly in the past and are expected to fluctuate significantly in the future based on a number of factors, many of which are not under our control.  Our operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term.  If our revenues are lower than we expect because we sell fewer semiconductor devices, delay the release of new products or the announcement of new features, or for other reasons, we may not be able to quickly reduce our spending in response.

Other circumstances that can affect our operating results include:

•	the timing of significant orders, order cancellations and reschedulings;
•	the loss of one or more significant customers;
•	introduction of products and technologies by our competitors;
•	the availability of production capacity at the fabrication facilities that manufacture our products;
•	our significant customers could lose market share that may affect our business;
•	integration of our product functionality into our customers’ products;
•	our ability to develop, introduce and market new products and technologies on a timely basis;
•	unexpected issues that may arise with devices in production;
•	shifts in our product mix toward lower margin products;
•	changes in our pricing policies or those of our competitors or suppliers, including decreases in unit average selling prices of our products;
•	the availability and cost of materials to our suppliers;
•	general macroeconomic conditions; and
•	political climate.

These factors are difficult to forecast, and these or other factors could adversely affect our business.  Any shortfall in our revenues would have a direct impact on our business.  In addition, fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance.

The Cyclical Nature Of The Semiconductor Industry May Lead To Significant Variances In The Demand For Our Products

In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand.  Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions.  This cyclicality has led to significant variances in product demand and production capacity.  It has also accelerated erosion of average selling prices per unit on some of our products.  We may experience periodic fluctuations in our future financial results because of industry-wide conditions.

Because A Substantial Portion Of Our Net Sales Is Generated By A Small Number Of Large Customers, If Any Of These Customers Delays Or Reduces Its Orders, Our Net Revenues And Earnings Will Be Harmed

Historically, a relatively small number of customers have accounted for a significant portion of our net revenues in any particular period.  See Note 5 of the condensed consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, which we filed with the SEC on March 4, 2010, for customer concentration information.

We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers supply products to end-market purchasers and any of these end-market purchasers could choose to reduce or eliminate orders for our customers’ products. This would in turn lower our customers’ orders for our products.

We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.  Due to these factors, the following have in the past and may in the future reduce our net sales or earnings:

•                  the reduction, delay or cancellation of orders from one or more of our significant customers;

•                  the selection of competing products or in-house design by one or more of our current customers;

•                  the loss of one or more of our current customers; or

•                  a failure of one or more of our current customers to pay our invoices.

Intense Competition In The Markets In Which We Operate May Reduce The Demand For Or Prices Of Our Products

Competition in the semiconductor industry is intense.  If our main target market, the microprocessor-based systems market, continues to grow, the number of competitors may increase significantly.  In addition, new semiconductor technology may lead to new products that can perform similar functions as our products.  Some of our competitors and other semiconductor companies may develop and introduce products that integrate into a single semiconductor device the functions performed by our semiconductor devices.  This would eliminate the need for our products in some applications.

In addition, competition in our markets comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources than we do and thus can better withstand adverse economic or market conditions. Therefore, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business.  See “Business — Products,” and “— Competition” in Part I of Item I of our Form 10-K for the year ended December 31, 2009.

Our Independent Manufacturers May Not Be Able To Meet Our Manufacturing Requirements

We do not manufacture any of our semiconductor devices.  Therefore, we are referred to in the semiconductor industry as a “fabless” producer of semiconductors. Consequently, we depend upon third party manufacturers to produce semiconductors that meet our specifications.  We currently have third party manufacturers located in China, Japan, Korea, Malaysia, Singapore and Taiwan, that can produce semiconductors which meet our needs.  However, as the semiconductor industry continues to progress towards smaller manufacturing and design geometries, the complexities of producing semiconductors will increase.  Decreasing geometries may introduce new problems and delays that may affect product development and deliveries.  Due to the nature of the semiconductor industry and our status as a fabless semiconductor company, we could encounter fabrication-related problems that may affect the availability of our semiconductor devices, delay our shipments or may increase our costs.

In the first half of 2010 and into the third quarter, increasing product demand throughout the semiconductor industry challenged the industry’s supply chain and we were not able to procure an adequate supply of product to fulfill our customers’ demand for our products. Toward the end of the third quarter, the constraints were loosening and returning to more standard lead-times .

Only a small number of our semiconductor devices are currently manufactured by more than one supplier.  We place our orders on a purchase order basis and do not have a long term purchase agreement with any of our existing suppliers.  In the event that the supplier of a semiconductor device was unable or unwilling to continue to manufacture our products in the required volume, we would have to identify and qualify a substitute supplier.  Introducing new products or transferring existing products to a new third party manufacturer or process may result in unforeseen device specification and operating problems.  These problems may affect product shipments and may be costly to correct.  Silicon fabrication capacity may also change, or the costs per silicon wafer may increase.  Manufacturing-related problems may have a material adverse effect on our business.

Lower Demand For Our Customers’ Products Will Result In Lower Demand For Our Products

Demand for our products depends in large part on the development and expansion of the high-performance microprocessor-based systems markets including networking and telecommunications, enterprise and consumer storage, imaging and industrial applications.  The size and rate of growth of these microprocessor-based systems markets may in the future fluctuate significantly based on numerous factors.  These factors include the adoption of alternative technologies, capital spending levels and general economic conditions. Demand for products that incorporate high-performance microprocessor-based systems may not grow.

Our Lengthy Sales Cycle Can Result In Uncertainty And Delays With Regard To Our Expected Revenues

Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems.  The time required for test, evaluation and design of our products into a customer’s equipment can range from six to twelve months or more.  It can take an additional six to twelve months or more before a customer commences volume shipments of equipment that incorporates our products.  Because of this lengthy sales cycle, we may experience a delay between the time when we increase expenses for research and development and sales and marketing efforts and the time when we generate higher revenues, if any, from these expenditures.

In addition, the delays inherent in our lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans.  When we achieve a design win, there can be no assurance that the customer will ultimately ship products incorporating our products.  Our business could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release products incorporating our products.

Failure To Have Our Products Designed Into The Products Of Electronic Equipment Manufacturers Will Result In Reduced Sales

Our future success depends on electronic equipment manufacturers that design our semiconductor devices into their systems.  We must anticipate market trends and the price, performance and functionality requirements of current and potential future electronic equipment manufacturers and must successfully develop and manufacture products that meet these requirements.  In addition, we must meet the timing requirements of these electronic equipment manufacturers and must make products available to them in sufficient quantities.  These electronic equipment manufacturers could develop products that provide the same or similar functionality as one or more of our products and render these products obsolete in their applications.

We do not have purchase agreements with our customers that contain minimum purchase requirements.  Instead, electronic equipment manufacturers purchase our products pursuant to short-term purchase orders that may be canceled without charge. We believe that in order to obtain broad penetration in the markets for our products, we must maintain and cultivate relationships, directly or through our distributors, with electronic equipment manufacturers that are leaders in the embedded systems markets.  Accordingly, we will incur significant expenditures in order to build relationships with electronic equipment manufacturers prior to volume sales of new products. If we fail to develop relationships with additional electronic equipment manufacturers to have our products designed into new microprocessor-based systems or to develop sufficient new products to replace products that have become obsolete, our business would be materially adversely affected.

Defects In Our Products Could Increase Our Costs And Delay Our Product Shipments

Our products are complex. While we test our products, these products may still have errors, defects or bugs that we find only after commercial production has begun. We have experienced errors, defects and bugs in the past in connection with new products.

Our customers may not purchase our products if the products have reliability, quality or compatibility problems. This delay in acceptance could make it more difficult to retain our existing customers and to attract new customers.  Moreover, product errors, defects or bugs could result in additional development costs, diversion of technical and other resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. In the past, the additional time required to correct defects has caused delays in product shipments and resulted in lower revenues. We may have to spend significant amounts of capital and resources to address and fix problems in new products.

We must continuously develop our products using new process technology with smaller geometries to remain competitive on a cost and performance basis.  Migrating to new technologies is a challenging task requiring new design skills, methods and tools and is difficult to achieve.

Failure Of Our Products To Gain Market Acceptance Would Adversely Affect Our Financial Condition

We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology.  Market acceptance of products depends upon numerous factors, including compatibility with other products, adoption of relevant interconnect standards, perceived advantages over competing products and the level of customer service available to support such products.  There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our products and technology.

We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenues from the sale of any new products. Our ability to commercially introduce and successfully market any new products is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these products to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our products in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operation and cash flows.

A Large Portion Of Our Revenues Is Derived From Sales To Third-Party Distributors Who May Terminate Their Relationships With Us At Any Time

We depend on distributors to sell a significant portion of our products. For the nine months ended September 30, 2010 and 2009, sales through distributors accounted for approximately 94% and 88%, respectively, of our net revenues. Some of our distributors also market and sell competing products.  Distributors may terminate their relationships with us at any time.  Our future performance will depend in part on our ability to attract additional distributors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. We may lose one or more of our current distributors or may not be able to recruit additional or replacement distributors. The loss of one or more of our major distributors could have a material adverse effect on our business, as we may not be successful in servicing our customers directly or through manufacturers’ representatives.

The Demand For Our Products Depends Upon Our Ability To Support Evolving Industry Standards

A majority of our revenues are derived from sales of products, which rely on the PCI Express, PCI, PCI-X, Serial ATA, Ethernet, 1394 and USB standards.  If markets move away from these standards and begin using new standards, we may not be able to successfully design and manufacture new products that use these new standards.  There is also the risk that new products we develop in response to new standards may not be accepted in the market.  In addition, these standards are continuously evolving, and we may not be able to modify our products to address new specifications.  Any of these events would have a material adverse effect on our business.

We Must Make Significant Research And Development Expenditures Prior To Generating Revenues From Products

To establish market acceptance of a new semiconductor device, we must dedicate significant resources to research and development, production and sales and marketing.  We incur substantial costs in developing, manufacturing and selling a new product, which often significantly precede meaningful revenues from the sale of this product.  Consequently, new products can require significant time and investment to achieve profitability.  Investors should understand that our efforts to introduce new semiconductor devices or other products or services may not be successful or profitable.  In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive.

We record as expenses the costs related to the development of new semiconductor devices and other products as these expenses are incurred.  As a result, our profitability from quarter to quarter and from year to year may be adversely affected by the number and timing of our new product launches in any period and the level of acceptance gained by these products.

We Could Lose Key Personnel Due To Competitive Market Conditions And Attrition

Our success depends to a significant extent upon our senior management and key technical and sales personnel.  The loss of one or more of these employees could have a material adverse effect on our business.  We do not have employment contracts with any of our executive officers.

Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel.  Competition for such personnel in the semiconductor industry is intense, and we may not be able to retain our key personnel or to attract, assimilate or retain other highly qualified personnel in the future.  In addition, we may lose key personnel due to attrition, including health, family and other reasons.  We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications.  If we do not succeed in hiring and retaining candidates with appropriate qualifications, our business could be materially adversely affected.

The Successful Marketing And Sales Of Our Products Depend Upon Our Third Party Relationships, Which Are Not Supported By Written Agreements

When marketing and selling our semiconductor devices, we believe we enjoy a competitive advantage based on the availability of development tools offered by third parties.  These development tools are used principally for the design of other parts of the microprocessor-based system but also work with our products.  We will lose this advantage if these third party tool vendors cease to provide these tools for existing products or do not offer them for our future products.  This event could have a material adverse effect on our business.  We have no written agreements with these third parties, and these parties could choose to stop providing these tools at any time.

Our Limited Ability To Protect Our Intellectual Property And Proprietary Rights Could Adversely Affect Our Competitive Position

Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal products.  Currently, we have limited protection of our intellectual property in the form of patents and rely instead on trade secret protection.  Our existing or future patents may be invalidated, circumvented, challenged or licensed to others.  The rights granted there under may not provide competitive advantages to us.  In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all.  Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection.  We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.

We may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by third parties.

On February 2, 2010, Internet Machines LLC (“Internet Machines”) filed a complaint, which has been served on PLX, entitled Internet Machines LLC v. Alienware Corporation, et al., in the United States District Court for the Eastern District of Texas, alleging infringement by PLX and the other defendants in the lawsuit of two patents held by Internet Machines.  The complaint in the lawsuit seeks unspecified compensatory damages, treble damages and attorneys’ fees, as well as injunctive relief against further infringement of the Internet Machines patents.

On May 14, 2010, we filed our answer to the live complaint and asserted counterclaims, seeking declaratory judgments of non-infringement and invalidity of the patents-in-suit.  On October 15, 2010, the Court entered an order requiring all parties to appear for a scheduling conference on Monday, December 6, 2010, and that the parties must file a joint case management plan, which must include a proposed scheduling order, by November 22, 2010.  In addition, on Wednesday, October 13, 2010, we filed a motion to transfer venue of this action to the Northern District of California.  While it is not possible to determine the outcome of that motion to transfer or the ultimate outcome of this litigation, we believe that we has meritorious defenses with respect to the claims asserted against us and we intends to vigorously defend our position.  We believe that any ultimate liability in this litigation will not have a material impact on our financial position or results of operations.

During the course of lawsuits, we may incur certain costs associated with defending or prosecuting these matters. This litigation could also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor.  In addition, we may not be able to develop or acquire non-infringing technology or procure licenses to the infringing technology under reasonable terms.  This could require expenditures by us of substantial time and other resources.  Any of these developments would have a material adverse effect on our business.

If We Do Not Successfully Integrate Teranetics With PLX, We May Not Achieve Our Anticipated Synergies And Our Financial Condition Could Be Adversely Affected, and Sales by Former Teranetics Shareholders of PLX Common Stock May Adversely Affect our Common Stock Price

On October 1, 2010, we completed the acquisition of Teranetics, Inc. (“Teranetics”), a privately held fabless provider of high-performance mixed-signal semiconductors.  Although we have not yet encountered significant difficulties with the integration of Teranetics’ operations, there can be no assurance that we will not encounter substantial difficulties during the completion of the integration.  A substantial delay in the integration of Teranetics could result in a delay or failure to achieve the anticipated synergies, which could adversely impact our results of operations.  The possible difficulties of combining the operations of the companies include, but are not limited to:

•                  the integration and consolidation of corporate and administrative infrastructures, including computer information systems;

•                  the integration of the sales force and customer base;

•                  possible inconsistencies in controls, policies and procedures and business cultures;

•                  the retention of key employees;

•                  the possible diversion of management’s attention from ongoing business concerns; and

•                  the possibility of costs or inefficiencies associated with the integration of the operations of the combined company.

Our failure to be successful in addressing these matters could cause us to fail to realize the anticipated benefits of this acquisition and could have an adverse impact on our results of operations.

Pursuant to the merger agreement for the acquisition of Teranetics, we issued 7,399,980 shares of our common stock as part of the consideration for the acquisition.  The merger agreement requires us to file this registration statement on Form S-3 with the SEC to cover the resale of such shares of PLX common stock by the former shareholders of Teranetics who received the shares pursuant to the acquisition.   When the SEC declares this registration statement to be effective, the holders of such PLX shares will be able to sell such shares into the public market.  The sales of such shares may adversely affect the trading price of our common stock.

Acquisitions Could Adversely Affect Our Financial Condition And Could Expose Us To Unanticipated Liabilities

As part of our business strategy, we expect to continue to review acquisition prospects that would complement our existing product offerings, improve market coverage or enhance our technological capabilities.   Potential future acquisitions could result in any or all of the following:

•                  potentially dilutive issuances of equity securities;

•                  large acquisition-related write-offs;

•                  potential patent and trademark infringement claims against the acquired company;

•                  the incurrence of debt and contingent liabilities or amortization expenses related to other intangible assets;

•                  difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies;

•                  the incurrence of additional operating losses and expenses of potential companies we may acquire;

•                  possible delay or failure to achieve expected synergies;

•                  diversion of management’s attention from other business concerns;

•                  risks of entering geographic and business markets in which we have limited or no prior experience; and

•                  potential loss of key employees.

Because We Sell Our Products To Customers Outside Of The United States And Because Our Products Are Incorporated With Products Of Others That Are Sold Outside Of The United States We Face Foreign Business, Political And Economic Risks

Sales outside of the United States accounted for approximately 83% of our revenues for the nine months ended September 30, 2010.  In 2009 and 2008, sales outside of the United States accounted for approximately 84% and 77% of our revenues, respectively.  Sales outside of the United States may fluctuate in future periods and are expected to account for a large portion of our revenues.  In addition, equipment manufacturers who incorporate our products into their products sell their products outside of the United States, thereby exposing us indirectly to foreign risks.  Further, most of our semiconductor products are manufactured outside of the United States.  Accordingly, we are subject to international risks, including:

•                  difficulties in managing distributors;

•                  difficulties in staffing and managing foreign subsidiary and branch operations;

•                  political and economic instability;

•                  foreign currency exchange fluctuations;

•                  difficulties in accounts receivable collections;

•                  potentially adverse tax consequences;

•                  timing and availability of export licenses;

•                  changes in regulatory requirements, tariffs and other barriers;

•                  difficulties in obtaining governmental approvals for telecommunications and other products; and

•                  the burden of complying with complex foreign laws and treaties.

Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, which could lead to a reduction in sales and profitability in that country.

We May Be Required To Record A Significant Charge To Earnings If Our Goodwill Or Amortizable Intangible Assets Become Impaired

Under generally accepted accounting principles, we review our amortizable intangible and long lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment annually, during the fourth quarter and between annual tests in certain circumstances.  Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill, amortizable intangible assets or other long lived assets may not be recoverable, include a persistent decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry. We may be required to record a significant charge in our financial statements during the period in which any additional impairment of our goodwill, amortizable intangible assets or other long lived assets is determined, which would adversely impact our results of operations.

Our Principal Stockholders Have Significant Voting Power And May Take Actions That May Not Be In The Best Interests Of Our Other Stockholders

Our executive officers, directors and other principal stockholders, in the aggregate, beneficially own a substantial amount of our outstanding common stock. Although these stockholders do not have majority control, they currently have, and likely will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions.  This influence over our affairs might be adverse to the interests of other stockholders.  In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of PLX.

The Anti-Takeover Provisions In Our Certificate of Incorporation Could Adversely Affect The Rights Of The Holders Of Our Common Stock

Anti-takeover provisions of Delaware law and our Certificate of Incorporation may make a change in control of PLX more difficult, even if a change in control would be beneficial to the stockholders.  These provisions may allow the Board of Directors to prevent changes in the management and control of PLX.

As part of our anti-takeover devices, our Board of Directors has the ability to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock.  Our Certificate of Incorporation allows the issuance of up to 5,000,000 shares of preferred stock.  There are no shares of preferred stock outstanding.  However, because the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock.  Accordingly, the rights of the holders of common stock may be adversely affected.  Consistent with Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus.

PLX TECHNOLOGY, INC.

PLX Technology, Inc. (“PLX”, “Company” or “We”), designs, develops, manufactures, and sells integrated circuits that perform critical system connectivity functions.  These interconnect products are a fundamental building block for standards-based electronic equipment.  The company markets its products to major customers that sell electronic systems in the server, enterprise storage, consumer storage, communications, PC peripheral, consumer and embedded markets.

Products based on current serial interconnect technology standards such as PCI Express, USB, SATA, and Ethernet provide capabilities to customers that previous parallel technologies did not.  They offer the ability for systems to scale in performance and capabilities, and allow for a standards-based building block approach that was not feasible in the past.  As these serial technologies have become mainstream, PLX has been able to offer differentiated products based on these standards that provide scalability and performance at a low cost.

The company is the market share leader in PCI Express switches and bridges.  We recognized the trend towards this serial, switched interconnect technology early, launched products for this market long before our competitors, and have deployed multiple generations of products to serve a general-purpose, horizontal market.  In addition to enabling customer differentiation through our product features, the breadth of our product offering is in itself a significant benefit to our customers, since we can serve the complete needs of our customers with cost-effective solutions tailored to specific system requirements.  Our long experience with PCI Express connectivity products enables PLX to deliver reliable devices that operate in non-ideal real-world, system environments.

PLX is a Delaware corporation established in 1986 with headquarters at 870 W. Maude Avenue, Sunnyvale, California 94085. The telephone number is (408) 774-9060. Additional information about PLX is available on our website at http://www.plxtech.com. Information contained in the website is not part of this prospectus.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale from time to time by the holders of up to 7,399,980 shares of our common stock. The 7,399,980 shares were issued in connection with the Agreement and Plan of Merger between us, Tunisia Acquisition Sub, Inc., Teranetics, Inc. and Nersi Nazari in his capacity as stockholder representative, dated as of September 23, 2010 (the “Merger Agreement”).   Pursuant to the Merger Agreement, we acquired Teranetics, Inc.

The following table provides the names of and the number of shares of our common stock beneficially owned by each selling stockholder as a result of our acquisition of Teranetics, Inc., and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares listed below. Selling stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

The information in the table below is current as of the date of this prospectus. The percentage ownership is based on 44,503,061 shares of common stock outstanding as of October 18, 2010.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being	Shares Beneficially Owned After Offering
Selling Stockholder	Number (1)	Percent	Offered	Number	Percent
Cioffi, John	42,765	*	42,765	0	*
GC&H Investments, LLC	12,507	*	12,507	0	*
Global Catalyst Partners III, LP	1,935,177	4.3%	1,935,177	0	*
Granite Global Ventures II, L.P.	898,500	2.0%	898,500	0	*
GGV II Entrepreneurs Fund, L.P.	18,803	*	18,803	0	*
Hook Partners V, LP	172,948	*	172,948	0	*
LSI Corporation	194,696	*	194,696	0	*
Mellanox Technologies, Ltd.	83,440	*	83,440	0	*
Pacific General Ventures, LLC	712,683	1.6%	712,683	0	*
The Arthur F. Schneiderman Trust UDT dated October 31, 2000	1,936	*	1,936	0	*
U.S. Venture Partners VIII, LP	1,477,127	3.3%	1,477,127	0	*
USVP Entrepreneur Partners VIII-A, LP	13,651	*	13,651	0	*
USVP Entrepreneur Partners VIII-B, LP	6,919	*	6,919	0	*
USVP VIII Affiliates Fund, LP	14,257	*	14,257	0	*
Venrock Associates	977,307	2.2%	977,307	0	*
Venrock Associates III, LP	504,409	1.1%	504,409	0	*
Venrock Entrepreneurs Fund III, LP	30,239	*	30,239	0	*
WS Investment Company, LLC (2010A)	15,434	*	15,434	0	*
WS Investment Company, LLC (2009A)	2,846	*	2,846	0	*
WS Investment Company, LLC (2009C)	1,987	*	1,987	0	*
Nersi Nazari	282,349	*	282,349	0	*

* Less than 1% of the outstanding shares of common stock.

(1)                      Assumes that such selling stockholder does not beneficially own any PLX common stock other than what such stockholder acquired pursuant to PLX’s acquisition of Teranetics;  PLX does not have information concerning such other possible holdings of PLX common stock by these selling stockholders.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders listed in this prospectus. We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest (“Transferees”) thereof.

Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

The shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of October 18, 2010, there were approximately 44,503,061 shares of PLX common stock outstanding and no shares of preferred stock issued and outstanding.

Description of Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders may not cumulate their votes in the election of directors or with respect to any matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of PLX, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of any outstanding preferred stock. Our common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Description of Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The issuance of the preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions; Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and employees, owns or, within three years prior, did own 15% or more of the corporation’s voting stock.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual, a special meeting of the stockholders or may be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our chairman of the board of directors, our president or our board of directors.

Our Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that directors may be removed with or without cause by a vote of a majority of the stockholders and that vacancies on the board of directors created either by resignation, death, retirement, disqualification, removal or by an increase in the size of the board of directors may be filled by a majority vote of the directors in office. Our amended and restated certificate of incorporation also specifies that the authorized number of directors may be changed only by an amendment to our amended and restated certificate of incorporation or our amended and restated bylaws. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Registration Rights

In connection with our acquisition of Teranetics, Inc. in October 2010, we are required to file with the SEC this registration statement on Form S-3 on or prior to October 31, 2010 registering the shares of our common stock issued to such former Teranetics, Inc. stockholders. The former stockholders of Teranetics, Inc. have been given the opportunity to sell shares of our common stock received by them in connection with the acquisition as part of the offering described in this prospectus. We are required to maintain the effectiveness of the registration statement of which this prospectus is part, until two years after the date this registration statement is declared effective by the SEC. We cannot assure you that we will be able to keep this registration statement continuously effective for the required period.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc.

Listing

Our common stock is quoted on the NASDAQ Global Market under the trading symbol “PLXT.”

LEGAL MATTERS

The validity of the shares offered under this prospectus has been passed upon for us by Baker & McKenzie LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and schedule of PLX Technology, Inc. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Teranetics, Inc., included in exhibit 99.1 of PLX Technology, Inc.'s Form 8-K, filed on December 17, 2010, and incorporated by reference in this prospectus, have been so incorporated in reliance on the report of Mohler, Nixon & Williams Accountancy Corporation, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT PLX TECHNOLOGY

We have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file electronically with the SEC. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 4, 2010.

2.	Our Definitive Proxy Statements on Schedule 14A filed on April 27, 2010 and on November 10, 2010.

3.

Our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2010 filed with the SEC on November 4, 2010, for the quarter ended June 30, 2010 filed with the SEC on August 4, 2010, and for the quarter ended March 31, 2010, filed with the SEC on May 6, 2010.

4.	Our Current Reports on Form 8-K and Form 8-K/A filed May 27, 2010, September 27, 2010, October 4, 2010, December 14, 2010 and December 17, 2010.

5.	The description of our common stock contained in our registration statement on Form 8-A (Reg. No. 000-25699) filed on April 2, 1999.

6.	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Each of these filings is available from the SEC as described above.  The public may read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

You may request, and we will provide at no cost, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, California 94085, telephone number (408) 774-9060.